SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*1

Sohu.com Inc

(Name of Issuer)

Common Stock $0.001 par value

(Title of Class of Securities)

83408 W 10 3

(CUSIP Number)

Timothy Bancroft

Goulston & Storrs

400 Atlantic Ave.

Boston, MA 02110-3333

Tel: 617-482-1776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83408W103

1.	Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons (entities only) Maxtech Enterprises Limited (and Mitco Limited, an affiliate of Maxtech Enterprises Limited)

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Each of Maxtech Enterprises Limited and Mitco Limited is a British Virgin Islands Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,544,019 8. Shared Voting Power 17,137,309[2] 9. Sole Dispositive Power 5,044,019[3] 10. Shared Dispositive Power 1,500,000[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,544,019

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 18.3%

14.	Type of Reporting Person (see instructions) Company

Item 4.    Purpose of Transaction.    See item 4 attached.

Item 5.    Interest in Securities of the Issuer.    See item 5 attached.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.    See item 6 attached

1	This Amendment No. 1 (“Amendment”) is being filed solely by Maxtech Enterprises Limited (and Mitco Limited) to report sales of stock and the entering into of a variable prepaid forward transaction.

2	Maxtech Enterprises Limited (“Maxtech”) (and Mitco Limited (“Mitco”)) have previously filed as part of a group consisting of Charles Zhang, Nicolas Negroponte, Brant C. Binder, Edward B. Roberts and Dow Jones & Company, Inc. (the “Group”) by virtue of the fact that they are all parties to the Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement dated October 18, 1999 (the “Voting Agreement”). Under rules of the SEC under the Exchange Act, parties to the agreement may be considered members of a “group,” and therefore deemed to be beneficial owners of the shares of common stock held by each other party to the agreement. This Amendment acknowledges the existence of the Voting Agreement and the potential attribution of shares of the other parties thereto to Maxtech (and Mitco); however, the other members of the Group are not participating in the filing of this Amendment. The number of shares beneficially owned by each reporting person with shared voting power reflected above is based upon the number of shares reported as owned by each of Charles Zhang and Edward Roberts as the other reported remaining members to the Voting Agreement in Sohu.com Inc.’s Schedule 14A Proxy Statement filed April 23, 2003 (“Proxy Statement”). The other members of the Group did not report their share ownership in the Company’s Proxy Statement. Any shares they may own are not included in this Amendment.

3	On August 14, 2003, Maxtech entered into a variable prepaid forward transaction (“VPF”) with CSFB Capital LLC (“CSFB”) relating to 1,500,000 shares of Common Stock of Sohu.com Inc.(the “Base Number of Shares”). The VPF provides that Maxtech will be required to deliver the Base Number of Shares to CSFB in August 2004, except that the number of shares to be delivered will be reduced (if applicable and subject to applicable adjustments) if the average market price of Sohu.com Inc.’s shares is between a certain per share price range for a specified period of time prior to the delivery date.

Maxtech entered into a VPF as part of a diversification plan. Maxtech submits that this plan does not in any way reflect on its confidence in the future growth of Sohu. Maxtech opted for the VPF over a direct sale because it is optimistic about the opportunity for the Company and wants to maintain the maximum amount of exposure while still achieving a prudent amount of liquidity.

Mitco filed a Form 144 Notice of Sale on August 1, 2003 noticing its intent to sell 876,300 shares of Sohu. Mitco has sold 692,500 shares pursuant thereto as of the date of this Amendment.

Item 4.    See footnote (3).

Item 5.    See page 2.

Item 6.    See footnote (3).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2003
Date

/s/ RAYMOND LONG SING TANG
Signature

Raymond Long Sing Tang / Officer
Name/Title